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                                                                      EXHIBIT 12

               RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the Company and its consolidated subsidiaries for the periods indicated.

                                                                                    Year ended December 31,
                                                                  1997          1996         1995          1994         1993
                                                                 ------        ------       ------        ------       ------
FIXED CHARGES:
   Interest Expense                                                84.7         103.6        116.9          95.4         72.7
   Amortization of debt issuance                                    1.3           2.1          2.5           3.0          5.8
   Portion of rents representative of interest factor              14.6          14.8         12.2           6.7          3.8
   Guarantor Debt Charges (1)                                       3.0           0.6           --            --           --
   Capitalized interest expense                                     0.1           0.6          1.7           1.9          2.1

   Total fixed Charges                                           $103.7        $121.7       $133.3        $107.0       $ 84.4
   Preferred Stock Dividends (2)                                 $   --        $   --       $   --        $   --       $   --

EARNINGS:
   Earnings (Loss) before income tax expense,
   extraordinary items and cumulative effect of
   change in accounting principle                                $(451.7)      $185.3       $(246.7)      $133.5       $367.1
Interest Expense                                                   84.7         103.6        116.9          95.4         72.7
Amortization of debt issuance costs                                 1.3           2.1          2.5           3.0          5.8
Portion of rents representative of interest factor                 14.6          14.8         12.2           6.7          3.8
Amortization of capitalized interest                                1.2           1.2          1.2           1.1          0.9

Total earnings                                                   $(349.9)      $307.0       $(113.9)      $239.7       $450.3

Ratio of earnings to combined fixed charges and  preferred
stock dividends                                                      *x          2.5x           *x          2.2x         5.3x

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*        Earnings were insufficient to cover fixed charges for the years ended
         December 31, 1997 and 1995 by $453.6 and $247.2,
         respectively.

(1) Guarantor debt charges are the estimated interest related to FTL-Delaware's evaluation of its exposure under its guarantee of debt incurred by Acme Boot Company, Inc., an affiliate of FTL-Delaware.

(2) FTL-Delaware had no shares of preferred stock outstanding, and no dividends were declared or paid, during any of the periods indicated.